UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

DOVER CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-4018	53-0257888
(State or other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
3005 Highland Parkway
Downers Grove, Illinois 60515
(Address of Principal Executive Offices)
Beverly Wyckoff, (630) 541-1540
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01 Conflict Minerals Disclosure and Report

Dover Corporation is unable at this time to determine whether any of the tin, tantalum, tungsten or gold (the “Conflict Minerals”) used in its products may have originated in the Democratic Republic of the Congo or adjoining countries in circumstances that support armed groups in the region.

Item 1.02 Exhibit
A Conflict Minerals Report is submitted as an Exhibit to this Report and is available at the following internet website: http://www.dovercorporation.com/globalnavigation/about-dover/governance/conflict-minerals.

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 27, 2016	DOVER CORPORATION
(Registrant)

		By:	/s/ Brad M. Cerepak
Brad M. Cerepak
Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report for the year ended December 31, 2015